China Ceramics Co., Ltd.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City,

Fujian Province, People’s Republic of China

May 15, 2018

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief

Sergio Chinos, Staff Attorney

Re:	Request for Acceleration

China Ceramics Co., Ltd - Registration Statement on Form F-3, as amended to date

SEC File No. 333-224302

Dear Sirs:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), China Ceramics Co., Ltd. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-3 (File No. 333-224302) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on May 17, 2018, or as soon thereafter as practicable.

Very truly yours,

China Ceramics Co., Ltd.

/s/ Edmund Hen Man
Name: Edmund Hen Man
Title: Chief Financial Officer